March 16, 2005

VIA EDGAR CORRESPONDENCE, FAX AND FEDERAL EXPRESS

Nicholas P. Panos, Esq.
Special Counsel
Office of Mergers and Acquisitions
United States Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549-0303

Re:	AMX Corporation Schedule 14D-9 Filed February 24, 2005 File No. 5-46481

Dear Mr. Panos:

        On behalf of AMX Corporation, a Texas corporation (the "Company"), we are submitting the following responses to the Staff's comments made in its letter of March 7, 2005 (the "Comment Letter") addressed to us in connection with the Company's Solicitation/Recommendation Statement on Schedule 14D-9, filed on February 24, 2005 (as amended by that certain Amendment No. 1 to Schedule 14D-9 filed on March 9, 2005, the "Schedule 14D-9"), relating to the cash tender offer disclosed in the Schedule TO, dated February 24, 2005, by Amherst Acquisition Co., a Texas corporation and wholly-owned subsidiary of Thrall Omni Company, Inc., a Delaware corporation, which is an affiliate of Duchossois Industries, Inc., an Illinois corporation, for all of the outstanding shares of the Company's common stock, par value $0.01 per share, at a price per share of $22.50. Where applicable, we have incorporated revisions in response to the Staff's comments into Amendment No. 2 to Schedule 14D-9 (the "Amendment"), which we are concurrently filing herewith.

        The Amendment incorporates material intended to be responsive to each of the comments contained in the Comment Letter. For convenience, the Company's responses to the Staff's comments immediately follow the text of the corresponding comment, which we have reproduced in bold text below. Capitalized terms used, but not defined herein, shall have the meanings given them in the Schedule 14D-9.

  (ii) Reasons for the Recommendation of AMX's Board of Directors

1.
The lead sentence to this section indicates that the Board of Directors, in determining to recommend the offer, has considered certain factors. Item 4 of Schedule 14D-9 and Item 1012(b) of Regulation M-A require that reasons be cited to explain why the management is making a favorable recommendation. Please revise this section to clarify which of the enumerated factors are in fact reasons in support management's decision to recommend the offer to security holders, or advise.

        The Company's Board of Directors considered each of the factors listed in subsection (b)(ii) of Item 4 on pages 8 and 9 of the Schedule 14D-9 to be reasons to support its favorable recommendation. Accordingly, we have amended the requested disclosure on page 2 of the Amendment to make this clearer.

  Recent Developments Relating to AMX

2.
Disclose, if true, the extent to which members of AMX management members will benefit from a change of control transaction due to the receipt of benefits or other compensation arrangements not shared on a pro rata basis with unaffiliated security holders. Quantify those benefits or additional compensation to the extent practicable. See Item 1011(b) of Regulation M-A.

        We have been informed by Thrall Omni that it has no present intention of terminating any member of AMX management. Based on this information, we do not believe that members of AMX management will benefit from a change of control transaction due to the receipt of benefits or other compensation arrangements not shared on a pro rata basis with unaffiliated security holders; however, we have added additional disclosure on pages 3 through 6 of the Amendment by amending and supplementing the disclosure in Item 8 on page 18 of the Schedule 14D-9.

        Should you have any questions regarding the foregoing or the Amendment, please contact me at 214-746-7782.

Sincerely,
Ted Eades